Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

February 1, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Supplementary Immediate Report— Decision in Petition to High Court of Justice for Cancellation of Structural Separation

Tel Aviv, Israel – February 1, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) reported today that further to the immediate notice of the Company dated September 22, 2019 (Reference No. 2019-01-081579) and the description in Section 1.7.2.1 of the chapter describing the business of the Company in the periodic report of the Company for 2018 and in the update to that section in the quarterly report of the Company for the period ended September 30, 2019 with respect to a petition of the Company to the High Court of Justice against the Ministry of Communications for the immediate cancellation of the structural separation within the Bezeq Group, a supplementary immediate report is hereby submitted that, on January 30, 2020, a hearing in the petition was held and, following questions set forth by the Court with respect to the prolongation of the work of the professional team appointed to deliberate on the matter, the State notified the Court that the recommendations of the professional team would be submitted within four months and the State would file a notice of update with the Court by June 15, 2020, with the parties reserving all of their arguments.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.